CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

August 9, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

Cream Minerals Announces Financing By MineralFields

Vancouver, B.C. – August 9, 2007 – Cream Minerals Ltd. (TSX Venture - CMA) (“Cream” or the “Company”) is pleased to announce that subject to regulatory approval, it will carry out a non-brokered private placement of up to 572,000 units (the “FT Units”) at a price of $0.70 per FT Unit, for gross proceeds of up to $400,400.  Each FT Unit is comprised of one (1) flow-through common share and one-half of one non-flow-through share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional non-flow-through common share of Cream for a period of 24 months from the date of issue at a price of $0.90 per share for the first 12 months from the date of issue and thereafter at $1.25 per share for the next 12 month period.

Concurrent with the FT Unit financing noted above, and subject to regulatory approval, Cream will carry out a non-flow-through non-brokered private placement of up to 242,000 units (the “Units”) at a price of $0.62 per Unit, for gross proceeds of up to $150,040.  Each Unit is comprised of one (1) non-flow-through common share in the capital of Cream, and one-half of one non-flow-through share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional non-flow-through common share of Cream for a period of 24 months from the date of issue at a price of $0.75 per share for the first 12 months from the date of issue and thereafter at $0.85 per share for the next 12 month period.

The MineralFields Group (“MineralFields”) will purchase the entirety of the above noted flow-through and non-flow-through financings of Cream.  In return for the introduction of MineralFields to Cream by Limited Market Dealer Inc. (the “Finder”), Cream will pay the Finder a cash finder's fee equal to six percent (6%) of the gross proceeds received by it from the sale of FT Units and Units to MineralFields, and will also grant to the Finder non-transferable options (the "Finder’s Options") to purchase that number of units (“Finder’s Units”) as is equal to eight percent (8%) of the aggregate number of FT Units and Units sold to MineralFields.  Each Finder’s Option will entitle the holder to purchase one Finder's Unit at a price of $0.62 for a period of 24 months following the date of issue.  Each Finder's Unit will consist of one (1) non-flow-through common share in the capital of Cream and one-half of one non-transferable non-flow-through share purchase warrant (“Finder’s Warrant”).  Each whole Finder’s Warrant will entitle the holder to purchase one additional non-flow-through common share of Cream for a period of 24 months from the date of issue of the Finder’s Options at a price of $0.75 per share for the first 12 months from the date of issue of the Finder’s Options and thereafter at $0.85 per share for the next 12 month period.  Cream will also pay the Finder a due diligence fee equal to two percent (2%) of the gross proceeds received by it from the sale of FT Units and Units to MineralFields.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements will be subject to a hold period and may not be traded for four months plus one day from the date of closing pursuant to applicable Canadian securities laws and the policies of the TSX Venture Exchange.

Proceeds from the private placement will be used to fund Cream’s work programs in Manitoba ($200,000) on the Wine Radar Lake Property, consisting of geophysics, drill site preparation and diamond drilling.  Work in British Columbia ($200,000) will focus on the high-grade Goldsmith Property and include investigation of the large aerial magnetic and electromagnetic anomaly discovered last year, which appears to have massive sulphide potential.  Additionally, some funds may be spent on the Kaslo Silver-Lead-Zinc property and the Kootenay Gemstone property, with the balance of funds being used for general working capital purposes.

About Cream Minerals Ltd.

Cream Minerals Ltd. is a mineral exploration company with properties in Canada, Mexico, and West Africa.  The Company is working to enhance its value through the acquisition of gold, silver, base metal, and gemstone properties, which may hold economic merit.  Incorporated in 1966, Cream Minerals Ltd. trades on the TSX Venture Exchange under the symbol CMA, on the OTC Bulletin Board under the symbol CRMXF, and on the Frankfurt Exchange under the symbol DFL.

“We are very pleased to be entering into this relationship with MineralFields Group”, said Frank A. Lang, President and CEO.  “This is an important milestone in the growth of Cream Minerals Ltd. and we look forward to working with MineralFields Group as we develop our holdings in Manitoba and British Columbia.”

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities®, a division of Limited Market Dealer Inc., is active in leading resource financings (both flow-through and hard dollar) on competitive, effective and service-friendly terms, with investors both within, and outside of MineralFields Group.

On behalf of the Board,

Frank A. Lang, BA, MA, P.Eng.
President and CEO

For further information about Cream Minerals' projects, visit www.creamminerals.com.

For further information, please contact:

Investor & Corporate Communications

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

or

Linda Armstrong, Vice President

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Email:  Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify
“Cream Minerals Ltd.” in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities.